FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

November 12, 2010

Item 3.	News Release:

A news release announcing the material change was issued on October 5, 2010 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the pending departure of Donna Louis, the Company’s CFO.

Item 5.	Full Description of Material Change:

The Company announced the pending departure of Donna Louis, the Company’s CFO, after 11 years of service to the Company. Ms. Louis will depart on November 12, 2010.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

October 5, 2010